UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12 of the
      Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number: 001-1861
                                                -----------------

                   The CIT Group, Inc., a Delaware corporation(1)
          -------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              1211 Avenue of the Americas, New York, New York 10036
          -------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                    Common Stock, $0.01 par value per share
                    ---------------------------------------
            (Title of each class of securities covered by this Form)


              5 7/8% Notes due October 15, 2008 and debt securities
    issued under Registration Nos. 333-56172, 33-58418, 33-64309, 33-58107,
333-27465, 333-63793, 333-71361, 333-84859, 33-85224, 33-59209 and 333-22709 (2)
   ---------------------------------------------------------------------------

   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)   [  ]          Rule 12h-3(b)(1)(ii)    [  ]
      Rule 12g-4(a)(1)(ii)  [  ]          Rule 12h-3(b)(2)(i)     [  ]
      Rule 12g-4(a)(2)(i)   [  ]          Rule 12h-3(b)(2)(ii)    [  ]
      Rule 12g-4(a)(2)(ii)  [  ]          Rule 15d-6              [  ]
      Rule 12h-3(b)(1)(i)   [x]


Approximate number of holders of record as of the certification or notice date:

Description of Security                         Number of Holders
-----------------------                         -----------------
Common Stock, par value $0.01 per share                 1

(1), (2) See notes on following page.


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Notes:

(1) This Form 15 is being filed by CIT Holdings (NV) Inc., a Nevada corporation, as successor by merger to The CIT Group, Inc., a Delaware corporation.

(2) The CIT Group, Inc., a Nevada corporation and wholly-owned subsidiary of CIT Holdings (NV) Inc., has assumed these debt securities and will continue to file reports to the extent required by applicable law as a successor issuer to The CIT Group, Inc., a Delaware corporation. The 5 7/8% Notes are listed on the New York Stock Exchange, are registered under
      Section 12(b) of the Securities Exchange Act of 1934 and are subject to the reporting obligations arising under Section 13(a) of the Act. All other debt securities were initially subject to reporting obligations solely under Section 15(d) of the Act. The reporting obligations with respect to certain of these debt securities may have been suspended because each class of securities issued under the registration statement to which they relate was not held of record by at least 300 holders at the beginning of the current fiscal year.


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      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: July 31, 2001


                                                CIT HOLDINGS (NV) INC.



                                                By:   /s/ Mark H. Swartz
                                                     -------------------------
                                                      Mark H. Swartz
                                                      Vice President


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